Exhibit 21.1
Aerojet Rocketdyne Holdings, Inc.
100% Owned Subsidiaries
As of December 31, 2022

Name of Entity	State of Incorporation
Aerojet Rocketdyne, Inc.	Ohio
Aerojet International, Inc.	California
Aerojet Ordnance Tennessee, Inc.	Tennessee
Aerojet Rocketdyne Coleman Aerospace, Inc.	Delaware
Aerojet Rocketdyne of DE, Inc.	Delaware
Arde, Inc.	New Jersey
Arde-Barinco, Inc.	New Jersey
Chemical Construction Corporation	Delaware
Cordova Chemical Company	California
Cordova Chemical Company of Michigan	Michigan
Easton Development Company, LLC (5% owned by Aerojet Rocketdyne, Inc.)	California
GT & MC, Inc.	Delaware
TKD, Inc.	California
Easton Development Company, LLC (95% owned by Aerojet Rocketdyne Holdings, Inc.)	California
Novadyne Energy Systems LLC	Delaware
GDX LLC	Delaware
RKO General, Inc.	Delaware